October 26, 2018


VIA E-MAIL

Ms. Dodie C. Kent, Esq.
Eversheds Sutherland (US) LLP
1114 Avenue of the Americas, 40th Floor
New York, NY 10036-7703

           Re:      Great American Life Insurance Company
                    Initial Registration Statement on Form S-1
                    File No. 333-227067

Dear Ms. Kent:

       The staff has reviewed the above-referenced registration statement filed on Form S-1 by
Great American Life Insurance Company (the "Company") on August 28, 2018. Based on our review, we have the following comments.1

General

         1. We note that large portions of material disclosure are marked "[to be updated by amendment]" or similar language. Please be aware that we will need sufficient time to review all such disclosure prior to the desired effectiveness date.

         2. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

         3. In the table captioned Calculation of Registration Fee on the facing sheet, please clarify that the title of securities to be registered is an individual modified single premium deferred indexed annuity contract. Please make a conforming change in the first paragraph on the cover page and elsewhere in the prospectus.



1
    Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.
 Ms. Dodie C. Kent, Esq.
October 26, 2018
Page 2 of 9

Cover Page

     4. In the bullets under the third paragraph:

        a. In bullet one, please state that the Cap for a Term will never be less than 1%. Please also state that the return on an Indexed Strategy may be less that the positive Index
        Change in the Indexed Strategy and the Cap for that Term. Please also explain the reasons why the return could be different.

        b. In bullet two, please state that the Upside Participation Rate for a Term of an Indexed
        Strategy will never be less than 5%, if accurate. Please also state that the return on an
        Indexed Strategy with an Upside Participation Rate will always be less than the Index
        Change for that Term.

     5. The fifth paragraph attempts to explain how the value of an Indexed Strategy may increase or decrease before the end of a Term. Please revise this disclosure for plain
        English. In doing so, please state that this adjustment applies to any withdrawal or surrender made prior to the end of a Term.

        a. For clarity, please consider creating a new special term such as "Interim Value
        Adjustment" to describe this adjustment here and throughout the prospectus.

        b. Please also specify here each type of withdrawal that is subject to this adjustment
        (e.g., automatic withdrawals, Death Benefit payments, Free Withdrawal Allowance, minimum required distributions, and Surrenders). In addition, please disclose that an
        Early Withdrawal Charge applies on any Surrender, and all withdrawals (other than the
        Free Withdrawal Allowance) made within the first six (6) Contract Years. Please make conforming changes throughout the prospectus, where appropriate.

     6. With respect to the second bolded caption:

        a. Please revise the caption to include "positive returns previously applied for any prior
        Term(s)." Also, please include narrative disclosure indicating that such losses can become greater in the case of a withdrawal prior to the end of a Term due to charges and adjustments imposed on such withdrawals.

        b. In the paragraph below the caption, please explain the term "Growth" as it relates to each Indexed Strategy. In addition, please include prominent disclosure regarding the
        Company's right to eliminate and/or substitute Indexed Strategies before and at the end of a Term. Please also describe the Company's reservation of rights to offer only one
        Indexed Strategy and Declared Rate Strategy and that the reduction in the number of
        Indexed Strategies could materially limit an investor's ability to increase Account
        Value.
 Ms. Dodie C. Kent, Esq.
October 26, 2018
Page 3 of 9

        c. Please confirm that the registration statement will be amended prior to eliminating, substituting or adding an Indexed Strategy.

     7. In the first paragraph on page two, please revise the second sentence to indicate that all material state variations are identified in Appendix C.

Special Terms (pp. 4-5)

     8. In the definition of "Net Option Value," please revise the introductory sentence for plain English (e.g., a percentage used to calculate any increase or decrease in the value of an Indexed Strategy if the investor withdraws money or surrenders the Contract before the end of the applicable Term).

     9. In the definition of "Surrender Value," please clarify whether the Company applies the gain or loss adjustments to the Account Value for a Surrender taken before the end of a
        Term.

Summary (pp. 7-10)

     10. In the Summary, please add a bullet point stating that if an investor makes a withdrawal prior to the end of a Term he or she will be subject to the gain or loss adjustments.
         Please also note this adjustment in the discussion under the caption "Access to Your
         Money through Withdrawals." Please also state whether the gain or loss adjustments would apply to any Free Withdrawal Allowance taken before the end of a Term.

     11. Contract Fees and Charges: Please confirm that there are no fees and charges applicable to the Contract or the Crediting Strategies, other than Early Withdrawal Charges.
         Otherwise, please identify these fees and charges in the Summary section.

     12. Gain at End of Term: In the first paragraph under the caption, please state that, because
         Index Changes are calculated based upon a single date in time, an investor may experience negative or flat performance even though the reference Index applicable to an Indexed Strategy experienced gains throughout some, or most, of the applicable
         Term.

     13. Investment Base: The disclosure regarding the "Investment Base," including "when gain or loss is calculated," is confusing. Please clarify this disclosure and include separate discussions relating to the calculation at the beginning of a Term and the end of a Term.

     14. Declared Rate Strategy: Please disclose if any adjustments are made if an investor makes a withdrawal prior to the end of the applicable Term for amounts held under the
         Declared Rate Strategy. If so, please provide an example of this adjustment.

     15. Strategy Renewals and Reallocations: Please disclose how far in advance you will give investors notice that they may reallocate Crediting Strategies for the new Term.
 Ms. Dodie C. Kent, Esq.
October 26, 2018
Page 4 of 9

     16. Right to Cancel: Please include a cross-reference to where state variations in the
         Contract are identified (i.e., Appendix C).

Risk Factors (pp. 11-13)

     17. Loss of Principal Related to Indexed Strategies: In the first sentence, please replace
         "related earnings" with "any earnings/returns previously credited." Please make conforming change in the first sentence of the "Loss of Principal Related to Early
         Withdrawal Charge" risk factor.

     18. Timing and Effect of Withdrawals: Please identify all withdrawals impacted by the timing considerations discussed in this risk factor (e.g., Free Withdrawal Allowance, minimum required distributions and Surrenders).

     19. Unavailable Indexed Strategies: Please clarify the meaning of "minimums and maximums" in the second sentence and identify the default Crediting Strategy.

     20. No Direct Investment in an Index: To enhance investor understanding, please consider creating a separate caption for the second paragraph similar to "No Direct Investment in an Exchange-Traded Fund."

     21. Market Risk: Please state that the market value of the Indexes, such as the S&P 500
         Index and the share prices of the iShares MSCI EAFE ETF and the iShares U.S. Real
         Estate ETF (together, the "iShares ETFs"), may be volatile.

     22. Reliance on Our Claims Paying Ability: Please add disclosure describing the
         Separate Account and stating that Contract holders do not own, or participate in any way in the performance of, the assets in the Separate Account. To illustrate the point, please consider contrasting this to an investment in a variable annuity.
         Please also clarify what insulation the Separate Account structure provides, if any, from the claims of other general creditors of the Company and how it differs from the General Account. Please disclose that the Separate Account is not registered under the Investment Company Act of 1940.

Indexed Strategies (p. 14)

     23. In the second paragraph, please revise the second sentence to read, "...and the Cap or
         Upside Participation Rate for that Term," or similar language, if accurate.

Available Indexed Strategies (p. 14)

     24. Please disclose the factors an investor should consider before deciding to select an
         Indexed Strategy with a Cap or an Upside Participation Rate for a particular Term.
 Ms. Dodie C. Kent, Esq.
October 26, 2018
Page 5 of 9

Indexed Strategy Value (p. 15)

     25. Please review the disclosure in this section and revise for plain English to distinguish between the Indexed Strategy values at the end of a Term and prior to the end of a
         Term.

Indexes (p. 16)

     26. Please briefly describe the principal risks attributable to each of the iShares ETFs.

Caps and Participation Rates (p. 18)

     27. Please state when the initial Cap and Participation Rates for a Contract are set. If these rates are established after the Contract Effective Date, please specify the investor's options if he or she is dissatisfied with these rates (e.g., through a bailout option).

     28. Downside Participation Rate: We note that there is no guaranteed
Downside
         Participation Rate for new Indexed Strategies. Please expressly state that if an Indexed
         Strategy is eliminated or substituted, the Downside Participation Rate can change for new Indexed Strategies, if true. In light of this fact, please prominently disclose on the cover page, Risk Factors and elsewhere in the prospectus that an investor could potentially lose his or her entire investment in the Contract if the Downside
         Participation Rate is increased above the current rate of 50%.

Gains and Losses Before End of Term (p. 20)

     29. In the disclosure below the caption, please include disclosure indicating that this is the gain or loss adjustment that is made if an investor takes a withdrawal prior to the end of the applicable Term.

Declared Rate Strategy (p. 21)

     30. Please state how and when an investor is notified of the initial Declared Rate.

Declared Rate Strategy Value (p. 21)

     31. Please clarify whether an investor will lose the daily credited interest if the Contract is surrendered or a withdrawal is taken from amounts invested in the Declared Rate
         Strategy prior to the end of the applicable Term.

Exchanges Transfers or Rollovers (p. 22)

     32. Please revise the fourth sentence of the first paragraph to indicate that the gain or loss adjustments also apply to withdrawals taken prior to the end of a Term.
 Ms. Dodie C. Kent, Esq.
October 26, 2018
Page 6 of 9

Strategy Renewals and Reallocations at Term End (pp. 23-24)

     33. Availability of Strategies: Please disclose that you will provide investors with 30 days advance notice if you intend to stop or add an offering of a Crediting Strategy at the end of a Term and get the investor's instructions as to reallocations.

     34. Reallocations to Default Strategies: In the first paragraph below the caption, please clarify that default reallocation only applies if an investor has not selected a different allocation. In the bulleted disclosure, revise the first bullet to state, "We will reallocate to the Declared Rate Strategy in effect for the new Term," or language to that effect.
         Please delete the second bullet as disclosure elsewhere indicates that a Declared Rate
         Strategy will always be available for this Contract.

Effect of Withdrawals (p. 24)

     35. Please indicate whether an investor can specify the Crediting Strategy (or Strategies)
         from which withdrawals should be taken or specify the procedures the Company would follow regarding the ordering of withdrawals.

Automatic Withdrawals (p. 25)

     36. Please clarify in the bulleted disclosure whether automatic withdrawals are subject to the gain or loss adjustments if taken prior to the end of a Term.

Early Withdrawal Charge (p. 25)

     37. Please clarify when withdrawal charges are deducted. For example, are they deducted prior to or after the gain or loss adjustments for withdrawals are taken prior to the end of a Term? Please also clarify whether withdrawal charges apply to prior Free
         Withdrawal Allowances when the Contract is surrendered.

Early Withdrawal Charge Waivers (p. 26)

     38. In the second sentence of the second paragraph, please delete the reference to the
         California Extended Care Waiver Rider as this is a new Contract. Please describe the riders noted in this paragraph in the prospectus rather than referring the investor to the actual riders for their terms.

Death Benefit (p. 28)

     39. Death Benefit Amount: Please clarify whether the Death Benefit Amount will be subject to the gain or loss adjustments for amounts held in the Indexed Strategies if payments must be made prior to the end of a Term.

     40. Determination Date: Please explain the result if an Index Strategy Term ends prior to the date that the last Beneficiary submits the necessary documentation or the first anniversary of the date of death of the Contract Owner. For example, how will the
 Ms. Dodie C. Kent, Esq.
October 26, 2018
Page 7 of 9

         funds in the account be reallocated and to what Crediting Strategies? Please also confirm supplementally that the Contract's determination date procedure is consistent with all applicable state laws.

Suspension of Payments or Transfers (p. 34)

     41. Please disclose when payments will typically be made.

Annual Statements and Confirmations (p. 35)

     42. Please supplementally explain your legal basis for requiring investors to provide the
         Company with notification of any errors in annual statements and written confirmations within sixty (60) days of receipt or otherwise such statements and confirmations will be deemed final, correct, accurate and complete. In the alternative, please delete this requirement. See FINRA Rule 2340 and
http://www.finra.org/industry/notices/06-72.

Involuntary Termination (p. 38)

     43. Please clarify in disclosure if a Contract can be involuntarily terminated prior to the end of a Term. If so, please disclose any applicable adjustments that will be made at the time of termination.

Required Distributions (p. 41)

     44. Please disclose whether required distributions are subject to the gain or loss adjustments if taken prior to the end of a Term.

Distribution of the Contracts (p. 42)

     45. In the seventh paragraph under the referenced caption, the first sentence indicates that the amount of commissions paid to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 6% of each Purchase Payment.
         Please state the highest commission provided for in the selling agreements. See Item 8 of Form S-1 and Item 508(e) of Regulation S-K.

Financial Statements

     46. Please note that the Financial Statements required by Item 11 of Form S-1 must be located in the prospectus rather than in an Appendix. See Rule 404 (c) under the
         Securities Act of 1933.
 Ms. Dodie C. Kent, Esq.
October 26, 2018
Page 8 of 9

Appendix A

     47. Please provide back-up for the mathematical calculations that demonstrate how the values in the examples illustrating how you calculate gains, losses and Indexed Strategy values before the end of a Term are derived by providing, for example, an Excel or comparable spread sheet. Under the captions "Examples for Indexed Strategy with
         Cap" and "Examples of Indexed Strategy with Upside Participation Rate," please briefly explain the purpose of each example as is provided in Appendix
B.

Appendix B

     48. Please provide back-up mathematical calculations for the examples in Appendix B as requested for those in Appendix A.

PART II

     49. Exhibits and Financial Statement Schedules: Please include endorsements for all
         Crediting Strategies in the next filing of the registration statement. We note that endorsements were only filed for one S&P 500 Indexed Strategy and one iShares
         Indexed Strategy.

                        ***************************************
 Ms. Dodie C. Kent, Esq.
October 26, 2018
Page 9 of 9

        Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

        In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing pre-effective amendment, please feel free to contact me at 202-551-6815 or gregoryk@sec.gov.

                                                                    Sincerely,

                                                                    /s/ Keith
A. Gregory

                                                                    Keith A.
Gregory
                                                                    Senior
Counsel

William J. Kotapish, Assistant Director
Sally Samuel, Branch Chief